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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Elamex, S.A. de C.V.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS I COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P36209107
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]      Rule 13d-1(b)

[_]      Rule 13d-1(c)

[_]      Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. P36209107
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GE Asset Management Incorporated
I.R.S. #06-1238874

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [_]

(b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                        State of Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES        5.       SOLE VOTING POWER
BENE-FICIALLY OWNED
BY EACH REPORTING                570,000
PERSON WITH:
                        --------------------------------------------------------
                        6.       SHARED VOTING POWER

                                 0

                        --------------------------------------------------------
                        7.       SOLE DISPOSITIVE POWER.

                                 570,000

                        --------------------------------------------------------
                        8.       SHARED DISPOSITIVE POWER.

                                 0

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 570,000

--------------------------------------------------------------------------------
10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                 8.3%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                 IA, CO

--------------------------------------------------------------------------------



                                   2 of 8 NY


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CUSIP NO. P36209107
--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

General Electric Company
I.R.S. #14-0689340

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY



--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                        State of New York

--------------------------------------------------------------------------------
NUMBER OF SHARES        5.       SOLE VOTING POWER
BENE-FICIALLY OWNED
BY EACH REPORTING                None
PERSON WITH:
                        --------------------------------------------------------
                        6.       SHARED VOTING POWER

                                 Disclaimed (see 9 below)
                        --------------------------------------------------------
                        7.       SOLE DISPOSITIVE POWER.

                                 None

                        --------------------------------------------------------
                        8.       SHARED DISPOSITIVE POWER.

                                 Disclaimed (see 9 below)
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclaimed by General Electric Company

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                        [X] Disclaimed (see 9 above)

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                        Not Applicable (see 9 above)
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 CO


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INTRODUCTORY NOTE: This Statement on Schedule 13G is filed on behalf of General
Electric Company, a New York corporation ("GE"), and GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM") (the "Schedule 13G"). GEAM is a registered investment adviser and acts as Investment Adviser to certain entities and accounts. GEAM may be deemed to be the beneficial owner of 570,000 shares of Class I Common Stock of Elamex, S.A. de C.V. (the "Issuer") owned by such entities and accounts. GEAM expressly disclaims that it is a member of a "group." GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group."

Item 1(a)         Name of Issuer
--------------------------------

                  Elamex, S.A. de C.V.
                                      -

Item 1(b)         Address of Issuer's Principal Executive Office
----------------------------------------------------------------

                  Avenida Insurgents, No. 4145-B Ote. Cd. Juarez
                  Chihuahua C.P. 32340, Mexico

Item 2(a)         Name of Person Filing
---------------------------------------

                  GE Asset Management Incorporated

                  General Electric Company

Item 2(b)         Address of Principal Business Office or, if none, Residence
-----------------------------------------------------------------------------

                   The address of the principal offices of GEAM is 3003 Summer Street Stamford, Connecticut 06904. The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06431

Item 2(c)         Citizenship
-----------------------------

                  GE Asset Management Incorporated - Delaware corporation

                  General Electric Company - New York corporation

Item 2(d)         Title of Class of Securities
----------------------------------------------

                  Class I Common Stock

Item 2(e)         CUSIP Number
------------------------------



                                     4 of 8

                P36209107

Item 3            If this statement is filed pursuant toss.ss.240.13d-1(b) or
--------------------------------------------------------------------------------
                  240.13-2(b) or (c), check whether the person filing is a:
                  ---------------------------------------------------------

                  (a)  [ ] Broker or Dealer registered under Section 15 of the
                           Act (15 U.S.C.78o)

                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15
                           U.S.C.78c)

                  (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c)

                  (d)  [ ] Investment Company registered under Section 8 of
                           the Investment Company Act of 1940 (U.S.C.80a-8)

                  (e)  [ ] An Investment Adviser in accordance
                           withss.240.13-1(b)(1)(ii)(E)

                  (f)  [ ] An Employee Benefit Plan or Endowment Fund in
                           accordance withss.240.13d-1(b)(1)(ii)(F)

                  (g)  [ ] A Parent Holding Company or Control Person in
                           accordance with ss.240.13d-1(b)(1)(ii)G)

                  (h)  [ ] A Savings Association as defined in Section 3(b) of the federal Deposit Insurance Act (U.S.C. 1813)

                  (i)  [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                  (j)  [X] Group, in accordance withss.240.13d-1(b)(1)(ii)(J)


Item 4            Ownership
---------------------------

                                                        GEAM            GE

(a)    Amount beneficially owned                       570,000      Disclaimed

(b)    Percent of class                                 8.3%        Disclaimed

(c)    No. of shares to which person has

       (i)    sole power to vote or direct the vote    570,000      Disclaimed

       (ii)   shared power to vote or direct            None           None


                                   5 of 8 NY

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       (iii)  sole power to dispose or to direct
              disposition                              570,000      Disclaimed

       (iv)   share power to dispose or to direct
              disposition                               None           None




Item 5            Ownership of Five Percent or Less of a Class
--------------------------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                  [ ]

Item 6            Ownership of More than Five Percent on Behalf of Another
--------------------------------------------------------------------------
                  Person
                  ------

                  Not Applicable

Item 7            Identification and Classification of the Subsidiary Which
---------------------------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------

Holding Company

                  Not Applicable

Item 8            Identification and Classification of Members of the Group
---------------------------------------------------------------------------

                  See Introductory Note above

Item 9            Notice of Dissolution of Group
------------------------------------------------

                  Not Applicable



Item 10           Certification
-------------------------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   6 of 8 NY


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002



                        GE ASSET MANAGEMENT INCORPORATED

                        By:    /s/ Michael M. Pastore
                           ----------------------------------------------------
                               Name:  Michael M. Pastore
                               Title:  Vice President




                        GENERAL ELECTRIC COMPANY

                        By:    /s/ John H. Myers
                           ----------------------------------------------------
                               Name: John H. Myers
                               Title:  Vice President



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                                                                      Schedule I

                             JOINT FILING AGREEMENT
                             ----------------------

This will confirm the agreement by and between all the undersigned that the
Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Elamex, S.A. de C.V. is being filed on behalf of each of the undersigned.

Dated: February 14, 2002



                        GE ASSET MANAGEMENT INCORPORATED

                        By:     /s/ Michael M. Pastore
                             --------------------------------------------------
                                Name: Michael M. Pastore
                                Title:  Vice President



                       GENERAL ELECTRIC COMPANY

                       By:      /s/ John H. Myers
                          --------------------------------------------------
                                Name: John H. Myers
                                Title:  Vice President





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